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                              September 27, 2023

       Ka Fai Yuen
       Chief Executive Officer
       TOP Financial Group Ltd
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: TOP Financial Group
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed September 21,
2023
                                                            File Number
333-273066

       Dear Ka Fai Yuen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Registration Statement on Form F-3 Amended September 21, 2023

       Enforceability of Civil Liabilities, page 27

   1. We note your response to prior comment 2 and reissue in part. Please revise to clarify whether Cogency
will accept service for any action under the civil liability provisions of the U.S.
federal securities laws against any of its officers and directors who are residents of a
foreign country in any appropriate court. See Item 101(g) of Regulation
                                                        S-K.
 Ka Fai Yuen
FirstName LastNameKa
TOP Financial Group LtdFai Yuen
Comapany 27,
September NameTOP
              2023 Financial Group Ltd
September
Page 2    27, 2023 Page 2
FirstName LastName
      You may contact John Stickel at (202) 551-3324 or Chris Windsor at (202) 551-
3419 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance